Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE

Nicholas Financial, Inc.	Contact:	Katie L. MacGillivary	NASDAQ: NICK
Corporate Headquarters		CFO & VP Finance	Web site: www.nicholasfinancial.com
2454 McMullen-Booth Rd.		ph # - 727-726-0763
Building C, Suite 501
Clearwater, FL 33759

Nicholas to Repurchase Up to $70.0 Million (But Not Less Than $50.0 Million) of Common Shares through

Modified Dutch Auction Tender Offer by Its Principal Operating Subsidiary

February 10, 2015 – Clearwater, FL – Nicholas Financial, Inc. (NASDAQ: NICK) today announced that its principal operating subsidiary intends to purchase $70.0 million of the Company’s Common shares through a modified “Dutch auction” tender offer that commenced today.

“Today’s announcement demonstrates our commitment to driving value creation for our shareholders,” said Ralph T. Finkenbrink, President and Chief Executive Officer of Nicholas. “In addition to providing a return of capital to shareholders, this buyback reflects our confidence in the Company. We remain enthusiastic about the future of Nicholas.”

Under the terms of the tender offer, Nicholas’ shareholders will have the opportunity to tender some or all of their shares at a price per share of not less than $14.60 and not greater than $15.60. Based on the number of shares tendered and the prices specified by the tendering shareholders, Nicholas will determine the lowest per share price within the range that will enable it to purchase $70.0 million in shares, or such lower amount, but not less than $50.0 million in aggregate value of shares, depending on the number of shares that are properly tendered and not properly withdrawn. All shares accepted in the tender offer will be purchased at the same price, regardless of whether a shareholder tendered such shares at a lower price within the range. At the minimum price of $14.60 per share, Nicholas would repurchase a maximum of 4,794,521 shares, or approximately 38.9%, of Nicholas’ outstanding Common shares as of February 6, 2015.

The tender offer will expire at 5:00 p.m., New York City time, on March 13, 2015, unless extended or withdrawn. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to that time.

Nicholas intends to finance the share repurchase from borrowings under its recently amended credit facility.

Shareholders who have questions may call Janney Montgomery Scott LLC, the dealer manager for the tender offer, toll free at (800) 526-6397. The information agent for the tender offer is Morrow & Co., LLC and the depositary is Computershare Investor Services, Inc. The offer to purchase, the related letter of transmittal, and the other tender offer materials will be mailed to Nicholas shareholders shortly after commencement of the tender offer. Shareholders who have questions or would like additional copies of the tender offer documents, may call the information agent toll free at (855) 223-1287. Banks and brokers may call collect (203) 658-9400.

Ralph Finkenbrink, Nicholas’ President and Chief Executive Officer, and Alton R. Neal and Scott Fink, non-employee directors, have advised the company that they intend to tender 100,000, 25,850 and 6,100 shares, respectively, in the tender offer. Nicholas’ remaining directors and executive officers have advised the company that they do not intend to tender any of their shares in the tender offer.

Neither Nicholas nor any of its boards of directors, executive officers, the dealer manager, the information agent or the depositary is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer or as to the price or prices at which shareholders may choose to tender their shares, and has not authorized any person to do so. Shareholders must decide how many shares they will tender, if any, and the price or prices within the stated range at which they will tender their shares. In doing so, shareholder should carefully evaluate all of the information in the offer to purchase, the related letter of transmittal, and the other tender offer materials, when available, before making any decision with respect to the tender offer, and should consult their own financial, legal and tax advisors and brokers.

NICHOLAS SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE SCHEDULE TO, OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) DATED FEBRUARY 10, 2015 THAT NICHOLAS WILL BE DISTRIBUTING TO ITS SHAREHOLDERS AND FILING WITH THE SEC, AND ANY OTHER DOCUMENTS NICHOLAS FILES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE TENDER OFFER.

Holders of Common shares will be able to obtain these documents as they become available free of charge at the “Investor Center –SEC Filings” tab at www.nicholasfinancial.com, the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Holders of Common shares will also be able to request additional copies of the Schedule TO, the offer to purchase the related letter of transmittal and other filed tender offer documents free of charge by contacting Morrow & Co., LLC, the information agent for the tender offer, by telephone at (855) 223-1287 (toll-free), or in writing to 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any Common shares of Nicholas. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials dated February 10, 2015 that Nicholas will be distributing to its shareholders and filing with the SEC. Shareholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms and conditions of the tender offer. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov or at the “Investor Center – SEC Filings” tab at www.nicholasfinancial.com. In addition, shareholders may obtain copies of these documents, when available, free of charge, by contacting Morrow & Co., LLC, the Information Agent for the tender offer, by telephone at (855) 223-1287, or in writing to 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements”. The words “will,” “expect,” “intend,” and variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. The forward-looking statements in this release include statements regarding the timing of expiration and closing of the tender offer, the amount, and the pricing of the tender offer and other terms and conditions of the tender offer. Forward-looking statements are not guarantees of future actions or events, which may vary materially from those expressed or implied in such statements. Differences may result from actions taken by Nicholas or its management, as well as from risks and uncertainties beyond Nicholas’ control, including relating to third parties such as shareholders. Such actions, risks, and uncertainties include, but are not limited to, shareholders’ willingness to tender Nicholas Common shares, fluctuations in Nicholas’ stock price and trading volume, other uncertainties relating to the tender offer (including those described in the tender offer materials), changes to Nicholas’ financing arrangements, Nicholas’ financial results and condition, changes in financial markets and regulatory and economic conditions, and changes in Nicholas’ strategic and financial objectives, as well as other business- and corporate-related events. The foregoing list of actions, risks and uncertainties is illustrative but by no means exhaustive. For more information on factors that may affect Nicholas, please review “Risk Factors” and other disclosures described in Nicholas’ most recent Annual Report on Form 10-K, as well as other public filings with the SEC. These forward-looking statements reflect Nicholas’ expectations as of the date of this release. Nicholas undertakes no obligation to update the information provided herein.

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